Exhibit 99.2

Absolute Software Completes Acquisition of NetMotion to Deliver the Next Generation of Endpoint Resilience

Combining the power of self-healing devices and applications with resilient network connection, company positioned to provide unique, competitive offering for high-growth Zero Trust market

VANCOUVER, British Columbia and SAN JOSE, Calif. — July 1, 2021 — Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST), a leader in next generation Endpoint Resilience™ solutions, today announced it has completed its previously announced acquisition (the “Acquisition”) of 100% of NetMotion Software, Inc. (“NetMotion”), a leading provider of connectivity and security solutions, from The Carlyle Group.

The purchase price for the Acquisition was approximately USD$340 million, subject to customary closing and working capital adjustments, and was paid in cash. The Acquisition was financed with approximately USD$65 million in cash from Absolute’s balance sheet and with a USD$275 term loan (described below).

Absolute has the industry’s only undeletable defense platform embedded in over a half-billion devices, capable of providing complete connectivity, visibility, and control of endpoints and applications as well as the ability to autonomously heal critical controls to ensure they remain healthy and working effectively. With the addition of NetMotion, Absolute is bringing together the power of self-healing devices and applications with a resilient network connection to deliver the next generation of Endpoint Resilience, enabling organizations to prioritize a secure user experience while also minimizing the strain on IT and security teams, maximizing technology functionality, and strengthening overall security posture.

“We are very excited to officially welcome NetMotion to the Absolute family,” said Christy Wyatt, Absolute’s President and CEO. “As organizations across all industries work diligently to determine what the future of work or learning looks like, there is a strong demand for capabilities that can autonomously deliver security, scalability, and connectivity without impeding the user experience, and without burdening IT and Security teams. Combining the power of self-healing devices and applications with a resilient network connection, we are well-positioned to be the single source of intelligence from the endpoint to the edge – enabling our customers to operate confidently and securely in the work from anywhere era.”

“One of the key trends emerging from the pandemic has been the broad rethinking of how to provide network and security services to distributed workforces,” said Garrett Bekker, Senior Research Analyst, Security at 451 Research, part of S&P Global Market Intelligence. “This shift in thinking, in turn, has fueled interest in zero-trust network access (ZTNA) and secure access service edge (SASE).”1

The Acquisition is expected to deliver meaningful benefits for Absolute’s strategic position, including:

•	Strengthening Absolute’s overall competitive position and establish Next Generation Endpoint Resilience as a critical capability in the ‘work from anywhere’ era.

•	Establishing a competitive position in the high-growth Zero Trust and ZTNA markets with a unique endpoint-led offering.

[1]	451 Research, part of S&P Global Market Intelligence

“Another day, another SASE-fueled deal as Absolute picks up NetMotion” May 12, 2021

•

Securing a highly relevant position in mobile with an enterprise-grade VPN offering, and allowing customers to efficiently move through the transition to more modern security expectations of Zero Trust and SASE.

•

Delivering a complete IT view into the remote and hybrid worker, with the ability to collect in-demand data, allowing organizations to more quickly respond to users’ needs, improve compliance, and strengthen security posture.

Absolute funded the Acquisition with cash on hand and with the proceeds of a USD$275 million secured term loan from Benefit Street Partners LLC pursuant to a credit agreement dated July 1, 2021. The loan facility has a six-year term, bears interest at a floating rate predicated on the LIBOR or the US base rate plus a variable margin, and contains customary terms and conditions for a senior secured financing of this nature.

For additional information about Absolute’s acquisition of NetMotion, visit here. To learn more about how Absolute enables organizations with the power of self-healing endpoints, applications, and network connections, visit www.absolute.com.

About Absolute Software

Absolute Software is a leader in Endpoint Resilience solutions and the industry’s only undeletable defense platform embedded in over a half-billion devices. Enabling a permanent digital tether between the endpoint and the enterprise who distributed it, Absolute provides IT and Security organizations with complete connectivity, visibility, and control, whether a device is on or off the corporate network, and empowers them with Self-Healing Endpoint™ security to ensure mission-critical apps remain healthy and deliver intended value.

About NetMotion

NetMotion™ (by Absolute) provides security solutions for millions of devices deployed around the world. Customers choose the NetMotion platform for its powerful zero trust network access (ZTNA), experience monitoring and mobile-first enterprise VPN functionality. These solutions stand out for their ability to actively improve the employee experience.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, any statements (express or implied) respecting: future events and anticipated results of operations and business strategies; the anticipated operational and financial benefits of the Acquisition to Absolute; the competitive advantages expected to accrue to Absolute as a result of the Acquisition; the proposed product offerings of the combined company and the nature and benefits of such proposed product offerings; the anticipated impact of the Acquisition on the combined company’s business and future financial profile and financial and operating results; and other aspects of Absolute’s strategies, operations or operating results. Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute and NetMotion will be able to retain and hire key personnel and maintain relationships with key customers, partners, and others with whom Absolute or NetMotion do business; Absolute will be able to successfully integrate NetMotion’s operations and realize the expected benefits to Absolute from the Acquisition; the combined company’s financial profile will align with Absolute’s forecasts; Absolute will be able to implement its plans, forecasts, and other expectations with respect to Absolute’s business after the completion of the Acquisition and realize expected synergies; and there will be no significant business disruption following the completion of the Acquisition. Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business (as more particularly described in the “Risk and Uncertainties” section of Absolute’s Q3 F2021 Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov), including the following particular risks: that the effect of the announcement and/or completion of the Acquisition will impair the ability of Absolute or NetMotion to retain and hire key personnel and maintain relationships with key customers, partners, and others with whom Absolute or NetMotion do business, and will otherwise harm Absolute’s or NetMotion’s operating results and business generally; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations with respect to Absolute’s business after the completion of the Acquisition as anticipated, or at all, to realize the expected synergies from the Acquisition; that the combined company will not have the projected financial profile and will not experience the financial benefits expected to result from the Acquisition; and that the announcement and/or completion of the Acquisition will otherwise disrupt the business of Absolute. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

Contacts

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760